

October 24, 2014

Via E-mail
Eric S. Rosenfeld
Chairman and Chief Executive Officer
Harmony Merger Corp.
777 Third Avenue, 37th Floor
New York, New York 10017

> **Re: Harmony Merger Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 10, 2014**
> **File No. 333-197330**

Dear Mr. Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Because your fee table indicates that you are registering for sale the common shares underlying the warrants, please include the appropriate registration fee for those shares.

2.   Here and throughout your document where you disclose the title of warrants with a redemption feature, please include a reference to the security being redeemable. See Instruction 1 to Regulation S-K Item 202.

Prospectus Cover

3.   Given your response to prior comment 2 that you will know before the registration statement is declared effective whether Nasdaq has approved your listing application,

please file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

Private Placements, page 2

4.   We note that the warrants included in the unregistered offering will not be redeemable and have different exercise rights than the warrants offered to the public in the registered offering. Please tell us whether you believe that the warrants included in the unregistered offering will ever be tradable on the Nasdaq under the symbol for the redeemable warrants that you are registering for sale to the public in this transaction, and, if so, how the open market purchaser will know which type of warrant is being purchased.

5.   Where you refer to the private warrants being identical to the warrants to be sold in the registered offering except for the cited differences, please also highlight briefly the difference mentioned in the last sentence of the penultimate risk factor on page 18.

Securities Offered, page 4

6.   We note your response to prior comment 3 and the disclosure of your belief that your warrants make you a more attractive merger partner. Please provide us the basis for your belief. Address in your response the relevant structure of current competitors.

Warrants, page 5

7.   Please highlight prominently that the terms of the warrants that you summarize here could be changed without a holder's consent. We note your disclosure on page 19 and page 80 about changes with a 65% vote.

Amended and Restated Certificate of Incorporation, page 6

8.   Please expand your response to prior comment 6 to provide us your analysis supporting your belief that the parties to a contract cannot mutually agree to waive a term prohibiting amendment.

Liquidation if No Business Combination, page 53

9.   Please reconcile your disclosure on page 55 and response 15 in your letter to us dated September 8, 2014 with the parenthetical phrase in clause (ii) of Article 6.E in exhibit 3.2.

Eric S. Rosenfeld
Harmony Merger Corp.
October 24, 2014
Page 3

Principal Stockholders, page 70

10.   We note your response to prior comment 8. Please expand the disclosure in footnote (3) on page 70 to identify the three members of the board of directors of Polar Securities, Inc.

11.   It appears from the disclosure in the carryover paragraph at the top of page 72 that the purchasers can transfer their shares only if the transferee agrees to the same terms and conditions as the original holder, such as the agreement not to convert shares into cash from the trust account or to amend the provisions of your certificate of incorporation. However, it appears from the first bullet point on page 3 of exhibit 10.6 that the transferee only has to agree to a transfer restriction. Please clarify.

Warrants, page 77

12.   Please revise your description of the warrants to be consistent with the requirements of Rule 421(b). We note for example the last paragraph on page 79.

13.   We note the 65% vote requirement mentioned on page 80. Please clarify whether the redeemable warrants and private warrants vote together on these matters and whether you can issue other warrants that can be counted toward the 65%.

14.   Please provide us your analysis of whether the beneficial ownership limitation mentioned on page 80 can be waived by the parties or can be avoided by transferring the securities to an affiliate of the holder. Also, please disclose the implications of the proviso to Rule 13d-3(d)(1)(i), which specifies that any person who acquires a warrant with the purpose or effect of changing or influencing the control of the company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying common stock.

Exhibit 10.6

15.   Please file as exhibits the final subscription agreements with the initial stockholders.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey Gallant, Esq.